FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto are the following press releases:

(a) B.O.S. Better Online Solutions Announces Financial Results for the First Quarter 2010 (“Financial Statements Press Release”)

(b) B.O.S. Better Online Solutions Ltd. Supplies Over One Million Animal ID Tags to Track Israel’s Sheep and Goats (“Animal ID Tags Press Release”)

(c) B.O.S. Better Online Solutions Ltd. Supplies Israel’s Home Front Command with Multi-function Rugged Handheld Computers for Gas Mask Distribution Effort (“Home Front Command Press Release”).

Paragraphs 1-5 of the Financial Statements Press Release, paragraphs 1-3 of the Animal ID Tags Press Release and paragraphs 1-5 of the Home Front Command Press Release that are attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: May 25, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Better Online Solutions Announces Financial
Results for the First Quarter 2010

First quarter ended with operating profit.
Excluding stock based compensation and amortization of intangible assets, first quarter reflects net profit

RISHON LEZION, Israel, May 25, 2010 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the first quarter ended March 31, 2010.

Revenues for the first quarter of 2010 amounted to $9.4 million, compared to $9.0 million in the comparable quarter in 2009. The company has seen signs of recovery in its backlog, which grew from $9.9 million in September 2009 to $12.0 million in March 2010.

Operating results for the first quarter reflect a substantial milestone after the company has shown considerable operating loss in previous years.

Net loss for the first quarter of 2010 amounted to $100,000 compared to net loss of $746,000 in the comparable quarter in 2009.

Excluding the amortization of intangibles and stock based compensation, the Company reported net profit of $56,000 in the first quarter of 2010, compared to net loss of $594,000 in the comparable quarter in 2009.

Yuval Viner, BOS CEO, stated, "We are very pleased to have ended the first quarter, as projected, with an operating profit. Our outlook for the rest of 2010 continues to remain positive as we increase our RFID and supply chain sales and reap the benefits of the cost-savings measures we put into place in 2009." Viner reiterated that the Company expects $35 million in revenues and an operating profit for the full year 2010.

Edouard Cukierman, Chairman, added, "The first quarter results indicate that the Company is on a path towards a turnaround, which we expect to continue for the foreseeable future."

Conference Call

BOS will host a conference call on Tuesday, May 25, 2010, at 10:30 a.m. Eastern Daylight Time, 17:30 p.m. Israel Time, to discuss the Company's first quarter 2010 operating and financial results. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

North America +1-8662297198 International +972-3-9180688

For those unable to listen to the live call, a replay of the call will be available from the day after the call on the BOS website, at: http://www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The Company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: http://www.boscorporate.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	(Unaudited)		(Audited)

Revenues	$9,446	$9,044	$33,253
Inventory allowance and write off	(82)	-	2,530
Cost of revenues	7,301	6,775	26,321
Gross profit	2,227	2,269	4,402

Operating costs and expenses:
Research and development	120	208	360
Sales and marketing	1,428	2,016	7,773
General and administrative	464	382	2,364
Impairment of goodwill	-	-	1,218
Total operating costs and expenses	2,012	2,606	11,715

Operating profit (loss)	215	(337)	(7,313)
Financial expenses, net	(305)	(90)	(838)
Other expenses, net	(7)	(167)	(409)
Loss before taxes on income	(97)	(594)	(8,560)
Taxes on income	(3)	(152)	(541)

Net loss	$(100)	$(746)	$(9,101)

Basic and diluted net loss per share (*)	$(0.04)	$(0.30)	$(3.50)

Weighted average number of shares used in computing basic and diluted net earnings per share (*)	2,626,760	2,475,932	2,606,021

(*) All earnings (loss) per share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$812	$597
Trade receivables, net	8,817	8,685
Other accounts receivable and prepaid expenses	987	1,043
Inventories	8,290	8,776
Investment in other company	-	361
Total current assets	18,906	19,462

LONG-TERM ASSETS:
Severance pay fund	610	652
Investment in other companies	218	218
Other assets	248	123
Total long-term assets	1,076	993

PROPERTY, PLANT AND EQUIPMENT, NET	1,260	1,278
OTHER INTANGIBLE ASSETS, NET	1,917	1,999
GOODWILL	4,242	4,172
Total assets	$27,401	$27,904

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$12,136	$11,787
Trade payables	4,782	5,097
Employees and payroll accruals	692	652
Deferred revenues	448	731
Accrued expenses and other liabilities	1,152	1,226
Total Current Liabilities	19,210	19,493

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	713	816
Deferred taxes	372	377
Accrued severance pay	720	770
Convertible notes	2,122	1,886
Other long-term liabilities	634	919
Total long-term liabilities	4,561	4,768

SHAREHOLDERS' EQUITY	3,630	3,643
Total liabilities and shareholder's equity	$27,401	$27,904

B.O.S. Better Online Solutions Ltd. Supplies Over One Million Animal ID
Tags to Track Israel’s Sheep and Goats

Rishon Letzion, Israel — May 10, 2010 — B.O.S.  Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC), today announced that it has been selected by the Israeli Ministry of Agriculture for a multi-year contract to supply electronic identification tags for Israel’s sheep and goats. This is the second year BOS was selected to supply the tags, which brings the total quantity ordered to date to over 1 million tags.

BOS expects revenues from the new order to near $150,000. The Ministry has the option to extend the contract for an additional six years. BOS was selected as the sole animal tag supplier for the marking of sheep and goats, following a public tender.

The electronic tags will be used by the Ministry’s Veterinary Authority to track the country’s sheep in order to optimize data collection for licensing purposes.

“We are very pleased to have been selected as the sole supplier for a second year in a row by the Ministry of Agriculture,” said Avidan Zelicovsky, BOS President. “The data collected from our tags will enable the Veterinary Authority to track all newborn sheep and goats and to optimize the licensing process for both the Authority and the animal owners. We intend to continue to expand our market share in the area of automatic identification and RFID solutions for livestock.”

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.  For more information, please visit: www.boscorporate.com

For more information:
Julie ZucSkerman/BOS
VP of Marketing
+972-3-9542013

B.O.S. Better Online Solutions Ltd. Supplies Israel’s Home Front
Command with Multi-function Rugged Handheld Computers for Gas
Mask Distribution Effort

Rishon Letzion, Israel — May 3, 2010 — B.O.S.  Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC), today announced the successful implementation and delivery of ruggedized Pocket PC/scanner/phone/GPS devices to Israel’s Home Front Command, for use in the massive effort to distribute new gas masks to every household, which began last month.

BOS expects revenues from the transaction to exceed $150,000.

The Israel Postal Company is distributing the new gas mask kits on behalf of the Home Front Command, and is using the M-3 mobile Hebrew-enabled handheld terminals supplied by BOS to track the kits at distribution centers throughout the country, as well as through its home delivery service. Families have the option of either collecting their gas masks for free at a branch of the Postal Company, or paying 25 NIS per household for a representative to make a home visit and fit gas masks on each person who lives in the household.

In addition to supplying the M3 Mobile terminals and accessories, BOS advised the Home Front Command on mobile and cellular data collection applications for the distribution effort. BOS continues to provide technological support to the IDF unit responsible for the technological aspects of the project.

Each gas mask kit distributed or collected – whether at the distribution centers or delivered to individual households – has a bar code that will be read by the M3 Mobile handheld terminals. Data on individual gas masks is then sent to the central server, enabling the Home Front Command to have a complete picture of which kit has gone to which household.

“We are very pleased to be part of this important national security effort,” said Yuval Viner, BOS CEO. “The data collected from our devices will provide the Home Front Command with necessary tools to manage and optimize the distribution of the gas masks.”

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.  For more information, please visit: www.boscorporate.com

For more information:
Julie Zuckerman/BOS
VP of Marketing
+972-3-9542013